Exhibit 2.3

MOSS LAKE GOLD MINES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2013
(Unaudited)

Moss Lake Gold Mines Ltd.
Condensed Interim Statements of Financial Position
(Unaudited, expressed in Canadian dollars)

	September 30 2013	December 31 2012
Assets
Current
Cash	$572,532	$1,062,099
Receivables and other assets	8,710	14,725
	581,242	1,076,824
Exploration properties (Note 5)	3,381,297	3,123,356
	$3,962,539	$4,200,180
Liabilities
Current
Payables and accruals	$39,792	$86,705
Convertible promissory note (Note 6)	-	1,944,619
Promissory note (Note 6)	2,000,000	-
	2,039,792	2,031,324
Equity
Capital stock (Note 7)	10,929,622	10,929,622
Contributed surplus	336,415	336,415
Equity component of convertible promissory note due to loan extension (Note 6)	-	313,128
Deficit	(9,343,290)	(9,410,309)
	1,922,747	2,168,856
	$3,962,539	$4,200,180

On behalf of the Board:

George N. Mannard	David Birkett
Director	Director

See accompanying notes to the condensed interim financial statements.

Moss Lake Gold Mines Ltd.
Condensed Interim Statements of Loss and Comprehensive Loss
(Unaudited, expressed in Canadian dollars)

	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2013	2012	2013	2012
Interest Income	$-	$2,976	$-	$4,704
Operating expenses
Interest on long term debt (Note 6)	40,767	83,508	175,052	238,158
Corporate and general	24,035	19,795	71,057	48,238
Stock compensation expense -	-	-	-	75,416
Net (loss) and comprehensive (loss)	(64,802)	(100,327)	(246,109)	(357,108)
Net loss per common share
Basic (Note 8)	$(0.00)	$(0.00)	$(0.01)	$(0.00)
Fully diluted (Note 8)	$(0.00)	$(0.00)	$(0.01)	$(0.00)

Condensed Interim Statements of Changes in Equity
(Unaudited, expressed in Canadian dollars)

	Capital Stock	Contributed Surplus	Equity Component of Promissory Note	Deficit	Total Equity
Balance, December 31, 2011	$10,929,622	$358,400	$313,128	$(9,055,485)	$2,545,665
Value attributed to stock options expired	-	(77,600)	-	77,600	-
Stock based compensation	-	75,415	-	-	75,415
Net loss for the period ended September 30, 2012	-	-	-	(357,108)	(357,108'
Balance, September 30, 2012	10,929,622	356,215	313,128	(9,334,993)	2,263,972
Value attributed to stock options expired	-	(19,800)	-	19,800	-
Net loss for the period ended December 31, 2012	-	-	-	(95,116)	(95,116)
Balance, December 31, 2012	10,929,622	336,415	313,128	(9,410,309)	2,168,856
Transfer of equity component of convertible promissory note due to loan extension (Note 6)	-	-	(313,128)	313,128	-
Net loss for the period ended September 30, 2013	-	-	-	(246,109)	(246,109)
Balance, September 30, 2013	$10,929,622	$336,415	$-	$(9,343,290)	$1,922,747

See accompanying notes to the condensed interim financial statements.

Moss Lake Gold Mines Ltd.
Condensed Interim Statements of Cash Flows
(Unaudited, expressed in Canadian dollars)

Nine months ended September 30	2013	2012
Operating activities
Net loss	$(246,109)	$(357,108)
Stock compensation expense	-	75,416
Accretion of discount on promissory note (Note 6)	55,381	118,487
Change in receivables and payables	(40,898)	5,956
	(231,626)	(157,249)
Investing activity Additions to exploration properties	(257,941)	(74,465)

Net decrease in cash	(489,567)	(231,714)

Cash, beginning of period	1,062,099	1,448,261

Cash, end of period	$572,532	$1,216,547

See accompanying notes to the condensed interim financial statements.

Moss Lake Gold Mines Ltd.
Notes to the Condensed Interim Financial Statements
(Unaudited, expressed in Canadian dollars)
Nine months ended September 30, 2013

1.    DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE WITH IFRS

Moss Lake Gold Mines Ltd. (the "Company") is a publicly traded company, and is incorporated under the Business Corporations Act (Ontario). The Company's common shares are listed on the TSX Venture Exchange (TSXV: MOK). The Company has not earned any revenue to date from its operations. The amounts shown as property acquisition costs do not necessarily represent present or future values. The Company is a subsidiary of Wesdome Gold Mines Ltd. ("Wesdome"), a publicly held company, which is listed on the Toronto Stock Exchange (TSX: WDO). The Company's registered office is 8 King Street East, Suite 1305, Toronto, Ontario, M5C 1B5.

Nature of Operations
The Company is in the process of exploring and evaluating its exploration properties. The recoverability of the amounts shown for exploration properties are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the mineral property and future profitable production from or proceeds from disposition of exploration properties. The carrying value of the Company's exploration properties does not reflect current or future values.

Going Concern
The Company has incurred significant losses and, at September 30, 2013, the Company had a deficit of $9.66 million and a working capital deficiency of $1.4 million. The recoverability of the carrying value of exploration properties is dependent upon the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to develop ore reserves, future profitable production therefrom or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Management is required to secure financing to discharge its current and future obligations, in particular the outstanding debentures which were due during June 2013. While the Company has been successful in the past, there can be no assurance it will be able to raise sufficient funds in the near term or successfully negotiate conversion or refinancing of the debenture.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware in making its assessment, of material uncertainties related to events or conditions, such as those described above, that may cast significant doubt upon the Company's ability to continue as a going concern.

These condensed interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These condensed interim financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Statement of Compliance
The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). These condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting". Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

Moss Lake Gold Mines Ltd.
Notes to the Condensed Interim Financial Statements
(Unaudited, expressed in Canadian dollars)
Nine months ended September 30, 2013

2.   SIGNIFICANT ACCOUNTING POLICIES

The policies applied in these condensed interim financial statements are based on IFRS's issued and outstanding as of November 21, 2013, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these condensed interim financial statements as compared with the most recent annual financial statements as at, and for the year ended, December 31, 2012. Any subsequent changes to IFRS that are given effect in the Company's annual financial statements for the year ended December 31, 2013, could result in restatement of these condensed interim financial statements.

Changes in Accounting Policy
IFRS 13 – Fair Value Measurement
In May 2011, the IASB issued IFRS 13 "Fair Value Measurement", as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. The adoption of IFRS 13 did not result in any change in disclosure in the financial statements.

3.    SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company's condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

Recoverability of Exploration Properties
The most significant judgement that management has made in the process of applying the Company's accounting policies and that has the most significant effect on the amounts recognized in the condensed interim financial statements is the policy on exploration and evaluation assets

In particular, management is required to assess exploration and evaluation assets for impairment. As part of this assessment, management must make an assessment as to whether there are indicators of impairment. If there are indicators, management performs an impairment test on the major assets within this balance.

The recoverability of exploration and evaluation assets is dependent on a number of factors common to the natural resource sector. These include the extent to which the Company can continue to renew its reserves on its properties, the availability of the Company to obtain necessary financing to complete the development of such reserves and future profitable production or proceeds from the disposition thereof. The Company will use the evaluation work of professional geologists, geophysicists and engineers for estimates in determining whether to commence or continue mining and processing. These estimates generally rely on scientific and economic assumptions which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization.

Moss Lake Gold Mines Ltd.
Notes to the Condensed Interim Financial Statements
(Unaudited, expressed in Canadian dollars)
Nine months ended September 30, 2013

3.    SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Key Sources of Estimation Uncertainty
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Share Based Payments
The determination of the fair value of share-based compensation is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company's share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. Stock-based compensation incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates, and is adjusted if the actual forfeiture rate differs from the expected rate.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable. It is management's view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

Equity Component of Convertible Promissory Notes
The convertible promissory note is classified as a liability, with the exception of the portion relating to the conversion feature, resulting in the carrying value of the liability being less than its face value. The discount is being accreted over the term of the notes, utilizing the effective interest method which approximates the market rate at the date the notes were issued. Management uses its judgment to determine an interest rate that would have been applicable to non-convertible debt at the time the notes were issued.

4.    UPCOMING CHANGES IN ACCOUNTING STANDARDS

IFRS 9 – Financial Instruments: Classification and Measurement
In November, 2009, the IASB issued IFRS 9 which proposes to replace IAS 39. The replacement standard has the following significant components: establishes two primary measurement categories for financial assets – amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available for sale and loans and receivable categories.

This standard is effective for the Company's annual year end beginning January 1, 2015. The Company will evaluate the impact of the change to its financial statements based on the characteristics of its financial instruments at the time of adoption.

Moss Lake Gold Mines Ltd.
Notes to the Condensed Interim Financial Statements
(Unaudited, expressed in Canadian dollars)
Nine months ended September 30, 2013

5.   EXPLORATION PROPERTIES

Balance, December 31, 2011	$2,897,174
Exploration expenditures	226,182
Balance, December 31, 2012	3,123,356
Exploration expenditures	257,941
Balance, September 30, 2013	$3,381,297

The Company has interests in the following contiguous properties in the Moss Township west of Thunder Bay, Ontario:

Moss Lake Property
The Company has a 100% interest in this property consisting of 10 mining claims of 11 claim units and 2 mining leases of 15 units which were acquired in 1995. The Company is obligated to pay underlying advance royalties of $5,469 per quarter to certain original vendors until commercial production is achieved. Upon commencement of commercial production, the property is subject to an 8.75% net profits royalty, as defined, to these underlying vendors in lieu of the underlying advance royalty.

In addition, the property includes 3 mining claims of 15 contiguous claim units acquired in 1998. These units are subject to a 1% net smelter return royalty.

Fountain Lake Property
The Company has a 100% interest in this property consisting of 149 mining claims contiguous to the Moss Lake property to the east, west and south, and is subject to a 2.5% net smelter return royalty payable to certain original vendors of the property. This royalty is subject to a buyback clause whereby the royalty may be reduced to 1.5% net smelter return for consideration of $1.0 million.

6.    PROMISSORY NOTE

On April 29, 2011, the Company obtained a $2,000,000 loan from Wesdome. As consideration the Company issued to Wesdome a convertible unsecured promissory note (the "note") having a two year term and bearing interest at 8% per annum. If Wesdome converted the principal amount of the note into Moss Lake shares, Wesdome would have acquired an additional 4,000,000 Moss Lake shares increasing its ownership by 3% to 60% of the issued and outstanding shares of Moss Lake.

Interest expense on debt as at September 30, 2013, includes $55,381 attributable to accretion of the discount on this note. Liability component

	September 30 2013	December 31 2012
Balance, beginning of period	$1,944,619	$1,782,953
Accretion	55,381	161,666
Balance, end of period	$2,000,000	$1,944,619

	September 30	December 31
Equity component	2013	2012
Balance, beginning of period	$313,128	$313,128
Elimination of conversion feature as a result of loan extension	(313,128)	-
Balance, end of period	$-	$313,128

Moss Lake Gold Mines Ltd.
Notes to the Condensed Interim Financial Statements
(Unaudited, expressed in Canadian dollars)
Nine months ended September 30, 2013

6.    PROMISSORY NOTE (continued)

The liability component of the convertible promissory note was calculated, at the date of issuance, as the present value of the principal and interest, discounted at 18%, a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the loan was issued. The liability component is recorded at amortized cost and accreted to the principal amount over the term of the convertible debentures by charges to interest expenses using an effective interest rate of 18%.

On May 3, 2013, the Company announced that Wesdome had agreed to extend the maturity date of the loan from April 29, 2013 to June 29, 2013.

On June 28, 2013, the Company announced that Wesdome had agreed to extend the maturity date of the loan from June 29, 2013 to September 29, 2013, along with the removal of the conversion feature.

On September 27, 2013, the Company announced that Wesdome had agreed to extend the maturity date of the loan from September 29, 2013 to December 29, 2013.

7. CAPITAL STOCK

Authorized:
The authorized capital of the Company consists of an unlimited number of preference shares and common shares without par value. The preference shares may, from time to time, be issued in one or more series the rights, privileges, restrictions and conditions of which may be determined by the Board of Directors. No preference shares have been issued.

Common Shares Issued:
	Shares	Amount
Balance, December 31, 2011	47,034,679	$10,929,622
Exercise of stock options	-	-
Value attributed to stock options exercised	-	-
Balance December 31 2012 and September 30, 2013	47,034,679	$10,929 622

Common Share Purchase Plan
The Company has a common share purchase plan (the "Plan") under which the Board of Directors may grant options to purchase common shares of the Company to qualifying employees, officers or directors providing on-going services to the Company. The aggregate number of common shares which may be reserved for issuance under the Plan is limited to 10% of the Company's issued and outstanding common shares from time to time. As at September 30, 2013, 1,853,468 options to purchase common shares are available for grant under the Plan.

The following table reflects the continuity for the nine months ended September 30, 2013 and year ended December 31, 2012, of options granted under the plan.
	Shares		Weighted Average Exercise Price
	2013	2012	2013	2012
Outstanding, beginning of period	2,400,000	2,850,000	$0.235	$0.271
Granted	-	600,000	$-	$0.210
Expired	-	(1,050,000)	$-	$0.319
Outstanding, end of period	2,400,000	2,400,000	$0.235	$0.235

Moss Lake Gold Mines Ltd.
Notes to the Condensed Interim Financial Statements
(Unaudited, expressed in Canadian dollars)
Nine months ended September 30, 2013

7.           CAPITAL STOCK (continued)

During 2012 the fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model. The weighted average fair value per share price of $0.1256 was calculated using the following weighted average assumptions: dividend yield of 0%, expected volatility of 73%, risk-free interest rate of 1.26% and expected life of 5 years.

The estimated fair value of the options is expensed over the vesting period. The options vest when granted. The fair value of compensation and contributed surplus relating to stock options for the nine months ended September 30, 2013 and 2012 was $Nil.

The following information applies to options outstanding and exercisable at September 30, 2013.

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable
$0.20	1,200,000	2.00 years	1,200,000
$0.21	600,000	3.75 years	600,000
$0.33	600.000	2.75 years	600,000
	2,400,000		2,400,000

8.           LOSS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury method of calculating the weighted average number of common shares outstanding, except if the converted method is used in assessing the dilution impact of convertible notes. The treasury method, which assumes that outstanding stock options with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average price of the common shares for the period. The if-converted method assumes that all convertible notes have been converted in determining diluted EPS if they are in-the-money except where such conversion would be anti-dilutive.

Loss per share information for the nine months ended September 30, 2013 and 2012 is as follows:

Nine months ended September 30	2013	2012
Net loss	$(246,109)	$(357,108)
Weighted average number of shares, basic	47,034,679	47,034,679
Dilutive securities
Options	-	-
Convertible promissory note	-	-
Weighted average number of shares, diluted	47,034,679	47,034,679
Basic loss per share	$(0.00)	$(0.01)
Diluted loss per share	$(0.00)	$(0.00)
Number of shares excluded from diluted earnings per share calculation due to anti-dilutive effect
Options	2,400,000	2,850,000
Convertible promissory note	-	4,000,000

Moss Lake Gold Mines Ltd.
Notes to the Condensed Interim Financial Statements
(Unaudited, expressed in Canadian dollars)
Nine months ended September 30, 2013

9.    RELATED PARTY INFORMATION

Other than amounts owing and interest accrued the Company had the following transactions and balances with related parties.

Under the terms of a management agreement, Wesdome, as manager, provides technical and administrative support and carries out annual exploration programs on the Moss Lake and the Fountain Lake Properties for an indefinite term. Wesdome is entitled to administrative fees, expressed as a percentage of allowable costs (as defined and including capital expenditures) of 7.5% during the exploration phase, 5% during the development and pre-production phase and 2.5% after commencement of commercial production. Administrative fees charged at September 30, 2013 and December 31, 2012 amounted to $16,782 and $14,199, respectively, all of which were capitalized to exploration properties.

Payables and accruals at September 30, 2013 and December 31, 2012 included $20,391 and $18,032, respectively, due to Wesdome.

10.    FINANCIAL INSTRUMENTS – DISCLOSURES AND PRESENTATION

Financial instruments disclosures requires the Company to provide information about: a) the significance of financial instruments for the Company's financial position and performance and b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages those risks.

Financial Instruments

Following is a table which sets out the fair values of recognized financial instruments using the valuation methods and assumptions described below:

	September 30 2013	December 31 2012
Financial assets
Loans and receivables:
Cash	$572,532	1,062,099
Receivables and other assets	8,710	14,725
Financial liabilities
Other financial liabilities
Payables and accruals	39,792	86,705
Promissory note	2,000,000	1,944,619

Determination of Fair Value
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between willing parties. The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the Statement of Financial Position as follows:

Moss Lake Gold Mines Ltd.
Notes to the Condensed Interim Financial Statements
(Unaudited, expressed in Canadian dollars)
Nine months ended September 30, 2013

10.           FINANCIAL INSTRUMENTS – DISCLOSURES AND PRESENTATION (continued)

Cash – The carrying amounts approximate fair values due to the short maturity of these financial instruments.

Receivables – The carrying amounts approximate fair values due to the short maturity of these financial instruments.

Other financial liabilities – Payables and accruals and the convertible promissory note are carried at amortized cost. The carrying amount of payables and accruals approximates fair value due to the short maturity of these financial instruments. The fair value of the convertible promissory note was considered to approximate its carrying amount due to discounting at a market rate.

Financial Risk Management
The Company is exposed to a number of different risks arising from normal course business exposures, as well as the Company's use of financial instruments. These risk factors include: (1) market risks relating to interest rate risk; (2) liquidity risk; and, (3) credit risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and establishes and monitors risk management policies to: identify and analyze the risks faced by the Company; to set appropriate risk limits and controls; and to monitor risks and adherence to market conditions and the Company's activities.

1)  Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. As a development stage company the market price movements that could adversely affect the value of the Company's financial assets, liabilities and expected future cash flows are limited to interest rate risk. Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the instruments held.

2)  Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from anticipated investing and financing activities. The Company believes it has access to sufficient capital through equity and debt capital markets. Senior management is also actively involved in the review and approval of planned expenditures.

The following table shows the timing of cash outflows relating to the Company's liabilities:

September 30, 2013	<1 Year	1-2 Years
Payables & accruals	$39,792	-
Promissory note	$2,000,000	-

December 31, 2012	<1 Year	1-2 Years
Payables & accruals	$86,705	-
Convertible promissory note	$2,051,726	-

Moss Lake Gold Mines Ltd.
Notes to the Condensed Interim Financial Statements
(Unaudited, expressed in Canadian dollars)
Nine months ended September 30, 2013

10.    FINANCIAL INSTRUMENTS – DISCLOSURES AND PRESENTATION (continued)

3)  Credit Risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company's accounts receivable consist primarily of deposits and government refunds. The Company estimates its maximum exposure to be the carrying value of cash and receivables. The Company manages credit risk by maintaining bank accounts with Schedule 1 Canadian banks. The Company's cash is not subject to any external restrictions.

11.    ENVIRONMENTAL RISKS

Moss Lake is committed to a program of environmental protection at its exploration sites. Management believes that it was in material compliance with government regulations in 2013.

12.    INDEMNITIES

The Company has agreed to indemnify its directors and officers, and certain of its employees in accordance with the Company's by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

13.    CAPITAL RISK MANAGEMENT

The Company's objectives of capital management are intended to safeguard its ability to support the Company's normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital of the Company consists of items included in equity and convertible promissory note net of cash.
	September 30	December 31
	2013	2012
Total equity	$1,922,747	$2,168,856
Promissory note	2,000,000	1,944,619
Cash	(572,532)	(1,062,099)
Capital	$3,350,215	$3,051,376

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company's assets. In order to maintain or adjust its capital structure, the Company may issue new shares, issue new debt or issue new debt to replace existing debt with different characteristics.

To effectively manage its capital investments, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has sufficient liquidity to meet its operating and growth objectives.

The Company is not subject to any externally imposed capital requirements such as loan covenants or capital ratios.

There were no changes to the Company's approach to capital management during the current period.